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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 14D-9

                Solicitation/Recommendation Statement Pursuant to
             Section 14(d)(4) of the Securities Exchange Act of 1934


                              READ-RITE CORPORATION
                            (Name of Subject Company)


                              READ-RITE CORPORATION
                      (Name of Person(s) Filing Statement)

                         Common Stock, $.0001 par value
                         (Title of Class of Securities)

                                   755246 10 5
                      (CUSIP Number of Class of Securities)


                                CYRIL J. YANSOUNI
                      President and Chief Executive Officer
                              Read-Rite Corporation
                              345 Los Coches Street
                           Milpitas, California 95035
                                 (408) 262-6700

                  (Name, address and telephone number of person
               authorized to receive notice and communications on
                      behalf of person(s) filing statement)

                                    Copy to:

                             LARRY W. SONSINI, ESQ.
                             FRANCIS S. CURRIE, ESQ.
                        Wilson Sonsini Goodrich & Rosati
                               650 Page Mill Road
                        Palo Alto, California 94304-1050
                                 (415) 493-9300

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ITEM 1.  SECURITY AND SUBJECT COMPANY

         The name of the subject company is Read-Rite Corporation, a Delaware corporation (the "Company" or "Read-Rite"), and the address of the principal executive offices of the Company is 345 Los Coches Street, Milpitas, California 95035. The title and the class of equity securities to which this statement relates is the common stock, par value $.0001 per share, of the Company (the "Common Stock" or the "Shares").


ITEM 2.  TENDER OFFER OF THE BIDDER

         This statement relates to announcement of an intention by Applied Magnetics Corporation, a Delaware corporation ("AMC") to acquire all outstanding Shares in exchange for 0.679 shares of AMC common stock per Share (the "Proposed Offer"), upon the terms and subject to the conditions set forth in a Registration Statement on Form S-4, dated February 24, 1997 (the "Registration Statement") filed by AMC with the Securities and Exchange Commission (the "SEC"). According to the Registration Statement, AMC intends, following consummation of the Proposed Offer to seek to merge the Company with and into AMC pursuant to applicable law. The Proposed Offer has not been commenced and cannot be commenced pursuant to the federal securities laws until, among other things, the Registration Statement is declared effective by the SEC. According to the Registration Statement, the principal executive offices of AMC are located at 75 Robin Hill Road, Goleta, California 93117-5400.


ITEM 3.  IDENTITY AND BACKGROUND

         (a) The name and business address of the Company, which is the entity filing this statement, are set forth in Item 1 above.

         (b) Certain information regarding contracts, agreements, arrangements or understandings between the Company and certain of its executive officers, directors and affiliates is set forth in the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated January 15, 1997, relating to its 1997 Annual Meeting of Stockholders (the "Proxy"), under the headings "Compensation of Directors," "Compensation of Executive Officers," "Board Compensation Committee Report on Executive Compensation" and "Employment Arrangements." A copy of each such section of the Proxy Statement is filed as Exhibit 1 to this statement and is incorporated herein by reference. Except as described herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements or understandings, or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates or (ii) AMC or its executive officers, directors or affiliates.

         Section 145 of Delaware General Corporation Law authorizes a corporation's Board of Directors to grant indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the "Act").
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         Article X of the Restated Certificate of Incorporation of the Company,
as amended, eliminates to the fullest extent permitted under Delaware law the personal liability of the directors of the Company to the Company or its stockholders for monetary damages for certain breaches of fiduciary duty. A copy of Article X is filed as Exhibit 2 to this statement and is incorporated by reference herein. Subject to certain limitations, Article VIII of the Bylaws of the Company also provides for indemnification of officers and directors of the Company. A copy of Article VIII is filed as Exhibit 3 to this statement and is incorporated herein by reference.

         The Company has entered into indemnity agreements with certain directors and executive officers. These agreements, among other things, indemnify the directors and executive officers for certain expenses (including attorneys' fees), judgments, fines, and settlement payments incurred by such persons in any action, including any action by or in the right of the Company, in connection with the good faith performance of their duties as a director or officer. The indemnification agreements also provide for the advance payment by the Company of defense expenses incurred by the director or officer; however, the affected director or officer must undertake to repay such amounts advanced if it is ultimately determined that such director or officer is not entitled to be indemnified. A copy of the form of such indemnification agreement is filed as
Exhibit 4 to this statement and is incorporated herein by reference.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION

         (a) THE READ-RITE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT THE COMPANY'S STOCKHOLDERS REJECT THE PROPOSED OFFER, SHOULD IT BE COMMENCED, AND NOT TENDER THEIR SHARES PURSUANT TO THE PROPOSED OFFER.

        At the request of AMC and its bankers, Mr. Cyril J. Yansouni, the Company's President and Chief Executive Officer, had three meetings with Mr. Craig Crisman, AMC's Chief Executive Officer, to discuss at a high level AMC's views of the benefits that might be achieved from a merger pursuant to which Read-Rite would acquire AMC. These meetings took place in May 1996, on February 16, 1997 and on February 21, 1997. There was no confidential information exchanged. At the final meeting on February 21, 1997, Mr. Yansouni indicated to Mr. Crisman that he believed Mr. Crisman's proposal was not in the best interests of Read-Rite's stockholders but assured Mr. Crisman that he would relay the substance of the discussions to the Company's Board of Directors
(the "Board") at the Board's next meeting, scheduled for the following
Tuesday, February 25, coincident with the Company's Annual Meeting of Stockholders.

         On Monday, February 24, 1997, AMC issued a press release announcing AMC's intent to commence a solicitation of the Company's stockholders to remove the Read-Rite Board, describing the Proposed Offer, and including a letter to Mr. Yansouni describing the Proposed Offer and requesting a response from the Company. AMC simultaneously delivered such letter to Mr. Yansouni.

         On the same day, Mr. Yansouni convened a special meeting of the Board to review AMC's letter and press release. The Company's legal and financial advisors also attended this meeting. Mr. Yansouni read the letter to the Board. At the Board's request, the Company issued a press release stating that the Board was reviewing the Proposed Offer pursuant to its fiduciary responsibilities.

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         On Tuesday, February 25, 1997, the Board met with the Company's legal and financial advisors following the Company's Annual Stockholders Meeting. Wilson Sonsini Goodrich and Rosati ("WSGR"), counsel to the Company, reviewed with the Board its fiduciary responsibilities in the context of the Proposed Offer and its obligations under the federal securities laws. At this meeting, Mr. Yansouni discussed with the Board his meetings with Mr. Crisman of AMC. The Board determined to retain Goldman Sachs & Co. ("Goldman Sachs") to serve as financial advisor to the Company and assist the Board in considering and analyzing the Proposed Offer, and determined to reconvene a meeting on Friday, February 28, 1997, for the purpose of reviewing AMC's proposal. The Board requested that at such meeting management review the Company's current business strategies and prospects, Goldman Sachs prepare a financial analysis of the Proposed Offer, and WSGR review with the Board potential measures in response to the Proposed Offer, including the possible implementation of a Stockholders Rights Plan.

         At the February 28, 1997 meeting, management reviewed again with the Board the Company's financial and operating performance to date, the Company's strategic plan, and the market for the Company's thin film inductive products and magnetoresistive ("MR") products, including products under development. The Board next received a presentation from Goldman Sachs concerning the Proposed Offer in which Goldman Sachs gave its opinion that the Proposed Offer is inadequate. The Board concluded that, based on the considerations set forth below, remaining an independent company offers the best opportunity for Read-Rite's stockholders and also its employees and customers to capitalize on Read-Rite's market leadership, technology and future prospects, and the Board unanimously voted to reject the Proposed Offer. On March 3, 1997, the Company issued a press release announcing the Board's rejection of the Proposed Offer. A copy of this press release is filed as Exhibit 5 to this statement. In addition, the Company's financial and legal advisors made presentations to the Board regarding the possible implementation of a Stockholders Rights Plan.

         On March 3, 1997, the Board held an additional meeting to consider implementation of a Stockholders Rights Plan in view of the Proposed Offer and the current takeover environment. After additional discussion with the Company's financial and legal advisors, and among themselves, the Board determined that the implementation of a Stockholders Rights Plan would be in the best interests of the Company and its stockholders, unanimously approved a Stockholders Rights Plan previously circulated to the Board, and instructed management to implement the Plan. On March 4, 1997, the Company issued a press release announcing the implementation of the Stockholder Rights Plan. A copy of this press release is filed as Exhibit 6 to this statement.

         (b) In reaching the conclusions referred to in Item 4(a), the Board of Directors took into account numerous factors, including but not limited to the following:

                  (i) The Board's familiarity with the business, financial condition, prospects and current business strategy of the Company, the nature of the business in which the Company operates and

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         the Board's belief that the Proposed Offer does not reflect the long-term values inherent in the Company. In this regard, the Board particularly considered the following:

         -- The Company's position as the world's leading independent supplier of magnetic recording heads for rigid disk drives, the Company's financial condition and current conditions in the business in which the Company operates.

         -- The opinion of the Company's management as to the Company's prospects for future growth and profitability based on its view as to the Company's long-term strategic plan, the various strategic initiatives which have been implemented and investments that have been made over the past several years, including in particular management's opinion that the computer disk drive market is poised to rapidly transition from inductive head technology to MR head technology and management's opinion that the Company is well-positioned in the MR market.

                  (ii) The Board's review of publicly available information concerning the strategy, business, operations, earnings and financial condition of AMC both on a historical and prospective basis and the historical market prices of AMC common stock.

                  (iii) The Board's concerns about the long-term value and prospects for appreciation of the common stock of the combined company that would be formed if the Proposed Offer were consummated.

                  (iv) The response of the financial markets to the Proposed Offer, including the approximately 31% decline in the price of AMC's common stock from February 21, 1997, the trading date immediately preceding announcement of the Proposed Offer, to February 28, 1997, the date of the Board's decision to reject the Proposed Offer. In this regard, the Board noted that the Proposed Offer represented an approximately 13% discount from the closing price of the Company's Common Stock on the day preceding the Board's rejection of the Proposed Offer.

                  (v) The opinion of Goldman Sachs, the Company's financial advisor, after reviewing with the Board many of the factors referred to herein and other financial criteria used in assessing an offer, that the Proposed Offer is inadequate.

         The Proposed Offer is conditioned upon, among other things, the acquisition of Shares pursuant to the Proposed Offer and the proposed merger following the Proposed Offer having been approved pursuant to Section 203 of the Delaware General Corporation Law ("Section 203") or AMC being satisfied in its sole discretion that Section 203 is otherwise inapplicable to the acquisition of Shares pursuant to the Proposed Offer and the proposed merger. In light of the Board's decision discussed above, the Board has determined to take no action which would render Section 203 so inapplicable.

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         In view of the wide variety of factors considered in connection with its evaluation of the Proposed Offer, the Board did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the specific factors considered in reaching its respective determinations.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

        (a) Pursuant to a Letter Agreement dated as of February 24, 1997 (the "Letter Agreement"), the Company has retained Goldman Sachs as financial advisor with respect to the Proposed Offer. Pursuant to the Letter Agreement the Company has agreed to pay Goldman Sachs $375,000 at the commencement of its services and $375,000 upon initiation of a tender offer, exchange offer or consent solicitation regarding acquisition of the Company. In addition, the Company has agreed that, in the event that any party initiates a tender offer, exchange offer or consent solicitation regarding the acquisition of the Company and certain specified transactions concerning the Company are not consummated prior to the consummation, final withdrawal or other termination thereof, the Company will pay, or cause to be paid, to Goldman Sachs, a fee of $5,000,000. If the Company offers Goldman Sachs the opportunity to be the lead underwriter or agent on a public offering or private placement of securities of the Company and such offering or placement is concluded on or before February 24, 1998, then up to $2,500,000 of the fees payable by the Company in connection with such offering or placement will be credited towards certain fees payable by the Company pursuant to the Letter Agreement. In addition, during Goldman Sachs' engagement, or in some cases, within the one year period thereafter, if the Company engages in a merger or similar transaction with a third party, initiates a recapitalization, in one or a series of transactions transfers a significant portion of its assets, is subject to a change in control, or otherwise enters into one or more similar transactions, the Company has agreed to pay Goldman Sachs a percentage fee calculated with respect to the value of such transaction to the extent that such transaction is related to, in response to, or entered into as a result of the Proposed Offer.

         Pursuant to the Letter Agreement, if the Company becomes the subject of, or is threatened with, a contested proxy or consent solicitation by AMC or any other party, Goldman Sachs will act as the Company's exclusive financial advisor with regard to such proxy solicitation. No additional fee will be paid to Goldman Sachs in connection therewith.

         The Company has also agreed to reimburse Goldman Sachs periodically for their reasonable out-of-pocket expenses, including the fees and disbursements of their attorneys, plus any sales, use or similar taxes (including additions to such taxes, if any) arising in connection with any matter referred to in the Letter Agreement. In addition, the Company has agreed to indemnify Goldman Sachs against certain liabilities, including liabilities under the federal securities laws.

         The Letter Agreement may be terminated at any time by either party thereto, with or without cause, effective upon receipt of written notice by the non-terminating party.

         The Company also has retained Kekst and Company as public relations advisors in connection with the Proposed Offer and has retained Georgeson & Company Inc. to assist the Company in connection with communications with stockholders and to provide other services in connection with the Proposed Offer. The Company will pay these advisors reasonable and customary fees for their services, reimburse them for their reasonable expenses and provide customary indemnities.

         Except as described above, neither the Company nor any person acting on its behalf has retained any other person to make solicitations or recommendations to security holders on its behalf concerning the Proposed Offer.

ITEM 6.  PRESENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES

         (a) To the Company's knowledge, no transaction in the Shares has been effected during the past 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

         (b) To the Company's knowledge, none of the Company's executive officers, directors, affiliates and subsidiaries presently intends to exchange Shares which are held of record or beneficially owned by them pursuant to the Proposed Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY

         (a) No negotiation is underway or is being undertaken by the Company in response to the Proposed Offer which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.

         Notwithstanding the foregoing, the Board may in the future engage in negotiations in response to the Proposed Offer that could have one of the effects specified in the preceding paragraph and it has determined that disclosure with respect to the parties to, and the possible terms of, any transactions or proposals of the type referred to in the preceding paragraph might jeopardize any discussions or negotiations that the Company may conduct. Accordingly, the Board has instructed management not to

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disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

         (b) At the direction of the Board, the Company declared a dividend distribution of one Right for each outstanding share of Common Stock, to stockholders of record on March 17, 1997, pursuant to the Stockholder Rights Agreement between the Company and ChaseMellon Shareholder Services, L.L.C. as Rights Agent, dated March 3, 1997 (the "Rights Plan"). A summary of the Rights Plan is filed as Exhibit 7 to this statement and is incorporated herein by reference.

                  Other than as set forth above, there is no transaction, board resolution, agreement in principle or signed contract in response to the tender offer, which relates to or would result in (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any of its subsidiaries; (2) a purchase, sale or transfer of a material amount of assets by the Company or any of its subsidiaries; (3) a tender offer for or other acquisition of securities by or of the Company; or (4) any material change in the present capitalization or dividend policy of the Company.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED

         On or about February 25, 1997, the Company and certain of the individuals who serve on its Board were named as defendants in two lawsuits filed in the Delaware Chancery Court. The two suits were brought by individuals who claim to be stockholders of the Company. Each suit seeks to be certified as a class action on behalf of all of the Company's stockholders. The suits, which are similar in substance, allege that the Company and the named individuals violated certain fiduciary duties to the Company's stockholders in connection with the Company's response to the Proposed Offer. The complaints seek various forms of relief, including injunctive relief and unspecified monetary damages. The Company has reviewed the allegations and claims contained in the complaints and believes that they are without merit. The Company and the named individuals intend to vigorously defend against these claims. Copies of the two complaints relating to the two lawsuits are filed as Exhibit 8 and Exhibit 9. respectively, to this statement.

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ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 The "Compensation of Directors," "Compensation of Executive Officers," "Board Compensation Committee Report on Executive Compensation" and "Employment Arrangements" sections of the Proxy
         Exhibit 2 Article X of the Company's Restated Certificate of Incorporation
         Exhibit 3     Article VIII of the Company's Bylaws
         Exhibit 4     Form of Indemnification Agreement
         Exhibit 5     Press Release of the Company dated March 3, 1997
         Exhibit 6     Press Release of the Company dated March 4, 1997
         Exhibit 7     Summary of Stockholders Rights Plan
         Exhibit 8 Complaint of Janet Cohen against the Company and certain of its directors, filed on or about February 25, 1997.
         Exhibit 9 Complaint of Great Neck Capital Appreciation L.P. against the Company and certain of its directors, filed on or about February 25, 1997.

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                                    SIGNATURE

         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated: March 10, 1997                 READ-RITE CORPORATION



                                      By: /s/ Cyril J. Yansouni
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                                          Cyril J. Yansouni
                                          President and Chief Executive Officer

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